SEACOR HOLDINGS INC.
                                2200 ELLER DRIVE
                                 P.O. BOX 13038
                         FORT LAUDERDALE, FLORIDA 33316
                                 (954)-523-2200


                                                                 March 13, 2007
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC  20549

         RE:    SEACOR Holdings Inc.
                CIK: 0000859598
                COMMISSION FILE NO. 333-141251
                APPLICATION FOR WITHDRAWAL
                ------------------------------


Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, SEACOR Holdings Inc. (the "Registrant") hereby requests, effective immediately, the withdrawal of its registration statement on Form S-3 for an indeterminate number of shares of Common Stock, together with all exhibits related thereto, filed as Commission File No. 333-141251 on March 13, 2007.

         Please be advised that no shares were sold pursuant to the above-referenced Registration Statement.

         If you have any questions regarding the foregoing application for withdrawal, please contact Alice N. Gran, Esq. at (954)-523-2200






                            Sincerely,
                            SEACOR Holdings Inc.


                            By: /s/ Alice N. Gran
                                --------------------------------------------
                            Name: Alice N. Gran, Esq.
                            Title: Senior Vice President, General Counsel
                                   and Secretary